UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) June 22, 2016



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	001-06403	42-0802678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	50436
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

_____
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Winnebago Industries, Inc. is filing herewith a press release issued on June 22, 2016, as Exhibit 99.1 which is incorporated by reference herein. The press release was issued to report earnings for the third quarter of Fiscal 2016 ended May 28, 2016.

Item 7.01 Regulation FD Disclosure; 8.01 Other Events.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on June 22, 2016, as Exhibit 99.1 which is included herein. The press release was issued to report that on June 15, 2016, the Board of Winnebago Industries, Inc. approved a quarterly cash dividend of $0.10 per share of common stock, payable on July 27, 2016 to shareholders of record at the close of business on July 13, 2016.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

**Exhibit
Number Description**
99.1   Press release of Winnebago Industries, Inc. dated June 22, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Date:	June 22, 2016	By:	/s/ Scott C. Folkers
		Name:	Scott C. Folkers
		Title:	Vice President, General Counsel and Secretary

 **News Release**

Contact: Samantha Dugan - Investor Relations - 641-585-6160 - sdugan@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES ANNOUNCES THIRD-QUARTER FISCAL 2016 RESULTS

-- Gross Margins Expand by 70 Basis Points on a YTD basis--

-- Board of Directors Approved Regular Quarterly Cash Dividend of $0.10 Per Share --

FOREST CITY, IOWA, June 22, 2016 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States recreation vehicle manufacturer, today reported financial results for the Company's third quarter of Fiscal 2016.

Third Quarter Fiscal 2016 Results

Revenues for the Fiscal 2016 third quarter ended May 28, 2016, were $272.1 million, an increase of 2.1%, compared to $266.5 million for the Fiscal 2015 period. Operating income was $20.6 million for the current quarter, an improvement of 27.8% compared to $16.1 million in the third quarter of last year. Fiscal 2016 third quarter net income was $14.4 million, or $0.53 per diluted share, an increase of 25.5% compared to $11.5 million, or $0.43 per diluted share, in the same period last year.

President and Chief Executive Officer Michael Happe commented, "Continued strong growth in our towables business, combined with a moderate climb in our motorized shipments drove increased revenues for the quarter. The motorized team made solid progress this past quarter in driving a higher level of manufacturing output and addressing the heavy order backlog we carried into the spring, while also working to deliver more consistent levels of product quality. Our towables plan of widening the product line-up, increasing points of distribution, and elevating our service levels is also gaining further traction. Both businesses had positive retail trends versus a year ago, with motorized registrations in our third quarter pushing toward a high single-digit percentage comparison and towables driving a retail increase of more than 40%.

"In addition to growing revenues, our team has been successful in driving a steady increase in gross margin percentage, with particular focus on reducing labor variances and material costs. We are also pleased to have reached a positive legal settlement in the third quarter on our Australian trademark case that will allow us to refocus our efforts on exclusively expanding the Winnebago brand and market share in that region. In the fourth quarter, we will look to put the finishing touches on a refreshed vision for Winnebago's future, build stronger momentum around new product introductions for Fiscal 2017, and ensure the investments we are making in new systems, facilities, talent, and business processes are positioned to produce a strong future return for this iconic brand."

Third quarter Fiscal 2016 consolidated revenues improved year over year due primarily to higher shipments of 12.4% in motorized units and 62.4% in towables. Current quarter revenues were impacted by the Company's exit of aluminum extrusion sales to outside customers offset by accelerated deliveries of rental units into the third quarter, which also impacted backlog.

Third quarter gross margin improved year over year, primarily due to our strategic sourcing initiative resulting in lower raw material costs and favorable product mix, partially offset by higher warranty expense.

Quarterly Cash Dividend

On June 15, 2016, the Company's board of directors approved a quarterly cash dividend of $0.10 per share payable on July 27, 2016, to common stockholders of record at the close of business on July 13, 2016.

Conference Call

Winnebago Industries, Inc. will conduct a conference call to discuss third quarter Fiscal 2016 results at 9:00 a.m. Central Time today. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://investor.wgo.net. The event will be archived and available for replay for the next 90 days.

About Winnebago Industries

Winnebago Industries, Inc. is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, any unexpected expenses related to ERP and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

# # #

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Income
(In thousands, except percent and per share data)

	Quarter Ended			
	May 28, 2016		May 30, 2015	
Net revenues	$ 272,077	100.0%	$ 266,510	100.0%
Cost of goods sold	241,820	88.9%	238,327	89.4%
Gross profit	30,257	11.1%	28,183	10.6%
Operating expenses:				
Selling	4,770	1.8%	5,150	1.9%
General and administrative	4,894	1.8%	6,453	2.4%
Impairment of fixed assets	—	—%	462	0.2%
Total operating expenses	9,664	3.6%	12,065	4.5%
Operating income	20,593	7.6%	16,118	6.0%
Non-operating income	77	—%	—	—%
Income before income taxes	20,670	7.6%	16,118	6.0%
Provision for taxes	6,232	2.3%	4,616	1.7%
Net income	$ 14,438	5.3%	$ 11,502	4.3%
Income per common share:				
Basic	$ 0.54		$ 0.43	
Diluted	$ 0.53		$ 0.43	
Weighted average common shares outstanding:				
Basic	26,892		26,932	
Diluted	27,004		27,030	

Percentages may not add due to rounding differences.

	Nine Months Ended			
	May 28, 2016		May 30, 2015	
Net revenues	$ 711,972	100.0%	$ 725,456	100.0%
Cost of goods sold	631,191	88.7%	648,629	89.4%
Gross profit	80,781	11.3%	76,827	10.6%
Operating expenses:				
Selling	14,714	2.1%	14,703	2.0%
General and administrative	19,212	2.7%	19,154	2.6%
Impairment of fixed assets	—	—%	462	0.1%
Total operating expenses	33,926	4.8%	34,319	4.7%
Operating income	46,855	6.6%	42,508	5.9%
Non-operating income	194	—%	35	—%
Income before income taxes	47,049	6.6%	42,543	5.9%
Provision for taxes	14,699	2.1%	13,050	1.8%
Net income	$ 32,350	4.5%	$ 29,493	4.1%
Income per common share:				
Basic	$ 1.20		$ 1.09	
Diluted	$ 1.20		$ 1.09	
Weighted average common shares outstanding:				
Basic	26,935		26,942	
Diluted	27,029		27,042	

Percentages may not add due to rounding differences.

Winnebago Industries, Inc.
Unaudited Consolidated Balance Sheets
(In thousands)

	May 28, 2016	Aug 29, 2015
ASSETS		
Current assets:		
Cash and cash equivalents	$ 71,253	$ 70,239
Receivables, net	65,474	66,936
Inventories	130,136	112,165
Prepaid expenses and other assets	6,670	6,882
Deferred income taxes	—	9,995
Total current assets	273,533	266,217
Total property and equipment, net	52,799	37,250
Investment in life insurance	26,739	26,172
Deferred income taxes	17,946	21,994
Other assets	9,020	10,541
Total assets	$ 380,037	$ 362,174
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 47,748	$ 33,158
Income taxes payable	—	2,314
Accrued expenses	45,050	46,138
Total current liabilities	92,798	81,610
Non-current liabilities:		
Unrecognized tax benefits	2,333	2,511
Postretirement health care and deferred compensation benefits, net of current portion	25,988	57,090
Total non-current liabilities	28,321	59,601
Shareholders' equity	258,918	220,963
Total liabilities and shareholders' equity	$ 380,037	$ 362,174

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Nine Months Ended	
	May 28, 2016	May 30, 2015
Operating activities:		
Net income	$ 32,350	$ 29,493
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,243	3,284
LIFO expense	1,280	1,041
Asset impairment	—	462
Stock-based compensation	1,818	1,739
Deferred income taxes	2,717	2,793
Postretirement benefit income and deferred compensation expenses	(3,053)	(587)
Provision for doubtful accounts	37	—
Loss (gain) on disposal of property	10	(20)
Gain on life insurance	(118)	—
Increase in cash surrender value of life insurance policies	(609)	(657)
Change in assets and liabilities:		
Inventories	(19,251)	(10,768)
Receivables, prepaid and other assets	1,905	3,581
Investment in operating leases, net of repurchase obligations	—	(72)
Income taxes and unrecognized tax benefits	(766)	(2,375)
Accounts payable and accrued expenses	14,345	(6,308)
Postretirement and deferred compensation benefits	(3,167)	(3,049)
Net cash provided by operating activities	31,741	18,557
Investing activities:		
Purchases of property, plant and equipment	(19,928)	(14,174)
Proceeds from the sale of property	21	43
Proceeds from life insurance	295	—
Other	76	435
Net cash used in investing activities	(19,536)	(13,696)
Financing activities:		
Payments for purchase of common stock	(3,058)	(6,166)
Payments of cash dividends	(8,173)	(7,324)
Borrowings on loans	—	22,000
Repayment of loans	—	(22,000)
Other	40	40
Net cash used in financing activities	(11,191)	(13,450)
Net increase (decrease) in cash and cash equivalents	1,014	(8,589)
Cash and cash equivalents at beginning of period	70,239	57,804
Cash and cash equivalents at end of period	$ 71,253	$ 49,215
Supplemental cash flow disclosure:		
Income taxes paid, net	$ 13,137	$ 12,361
Interest paid	$ —	$ 10
Non-cash transactions:		
Capital expenditures in accounts payable	$ 397	$ —

Winnebago Industries, Inc.
Unaudited Deliveries

(In units)	Quarter Ended				Change	
	May 28, 2016	Product Mix % [1]	May 30, 2015	Product Mix % [1]	Units	% Change
Class A	654	22.4%	886	34.1%	(232)	(26.2)%
Class B	334	11.5%	270	10.4%	64	23.7 %
Class C	1,929	66.1%	1,440	55.5%	489	34.0 %
Total motorhomes	2,917	100.0%	2,596	100.0%	321	12.4 %
Travel trailer	1,042	86.5%	598	80.6%	444	74.2 %
Fifth wheel	163	13.5%	144	19.4%	19	13.2 %
Total Towables	1,205	100.0%	742	100.0%	463	62.4 %

[1] Percentages may not add due to rounding differences.

Unaudited Backlog[1]

	As Of		Change	
	May 28, 2016	May 30, 2015		
Motorhomes	1,513	2,279	(766)	(33.6)%
Towables	412	179	233	130.2 %
Approximate backlog revenue dollars (in 000's):				
Motorhomes	$ 134,495	$ 196,915	$ (62,420)	(31.7)%
Towables	8,058	4,512	3,546	78.6 %

[1] We include in our backlog all accepted purchase orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Unaudited Dealer Inventory

	Units As Of		Change	
	May 28, 2016	May 30, 2015		
Motorhomes	4,585	4,501	84	1.9%
Towables	2,358	1,823	535	29.3%